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                      LINCOLN NATIONAL CORPORATION AND SUBSIDIARIES
                EXHIBIT 12 - HISTORICAL RATIO OF EARNINGS TO FIXED CHARGES

                               Three Months
                                   Ended
                                March 31,         Year Ended December 31,
(millions of dollars)           1996  1995   1995   1994   1993   1992   1991

Net Income before Taxes and
 Accounting Change ---------- 193.9  179.5  626.6  376.3  587.8  424.7  198.8
Less: Equity Earnings in
 Unconsolidated Affiliates --   --     5.1   12.4   14.6    --     (.2)   (.3)
Plus: Sub-total of Fixed
 Charges --------------------  23.5   18.5   94.4   66.6   62.9   74.6   90.9
Sub-total of Adjusted
    Net Income -------------- 217.4  192.9  708.6  428.3  650.7  499.5  290.0
Interest on Annuities &
 Financial Products --------- 341.8  331.8 1400.0 1359.0 1315.8 1261.7 1207.6
   Adjusted Income Base ----- 559.2  524.7 2108.6 1787.3 1966.5 1761.2 1497.6

Rent Expense ----------------  15.0   13.5   65.7   51.3   55.8   67.4   59.1
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
Fixed Charges:
Interest Expense ------------  18.5   14.0   72.5   49.5   44.3   53.8   71.2
Rent (Pro-rated) ------------   5.0    4.5   21.9   17.1   18.6   20.8   19.7
   Sub-total of Fixed Charges  23.5   18.5   94.4   66.6   62.9   74.6   90.9
Interest on Annuities &
 Financial Products --------- 341.8  331.8 1400.0 1359.0 1315.8 1261.7 1207.6
   Sub-total of Fixed Charges 365.3  350.3 1494.4 1425.6 1378.7 1336.3 1298.5
Preferred Dividends (Pre-tax)   --     6.6    8.7   24.2   24.2   20.3   13.4
   Total Fixed Charges ------ 365.3  356.9 1503.1 1449.8 1402.9 1356.6 1311.9
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
Ratio of Earnings to Fixed Charges:
 Excluding Interest on
  Annuities and Financial
  Products (1) --------------- 9.25  10.44   7.51   6.43  10.35   6.69   3.20

 Including Interest on
  Annuities and Financial
  Products (2) --------------- 1.53   1.49   1.41   1.25   1.43   1.32   1.15

 Ratio of Earnings to
  Combined Fixed Charges
  and Preferred Stock
  Dividends (3) -------------- 1.53   1.47   1.40   1.23   1.40   1.30   1.14

<F1>
(1) For purposes of determining this ratio, earnings consist of income before federal income taxes and cumulative effect of accounting change adjusted for the difference between income or losses from unconsolidated equity investments and cash distributions from such investments, plus fixed charges. Fixed charges consist of interest expense on debt and the portion of operating leases that are representative of the interest factor.

<F2>
(2) Same as the ratio of earnings to fixed charges, excluding interest on annuities and financial products, except fixed charges and earnings include interest on annuities and financial products.

<F3>
(3) Same as the ratio of earnings to fixed charges, including interest on annuities and financial products, except that fixed charges include the pre-tax earnings required to cover preferred stock dividend requirements.

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